Exhibit 99.1

Richmont Mines Inc. (the “Corporation”)
Annual General Meeting of Shareholders
May 12, 2016

Report on Voting Results

National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

In accordance with s. 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes conducted at the annual general meeting of the shareholders of the Corporation held on May 12, 2016 (the “Meeting”).

Election of Directors

Each of the five (5) director nominees proposed by Management were elected as directors of the Corporation pursuant to a vote conducted by show of hands to hold office until the next annual meeting of shareholders or until the election of their successors. Proxies were received as follows:

	Number of
Name	Voted	For	For%	Withhold	Withhold
	Shares				%
René Marion	40,413,880	33,858,426	98.73	433,957	1.27
Renaud Adams	40,413,880	34,040,752	99.27	251,631	0.73
Elaine Ellingham	40,413,880	33,821,528	98.63	470,855	1.37
Michael Pesner	40,413,880	33,439,049	97.51	853,334	2.49
Peter Barnes	40,413,880	33,935,125	98.96	357,258	1.04

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Corporation pursuant to a vote conducted by show of hands to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration. Proxies were received as follows:

Number of voted shares: 40,413,880
For: 39,611,489 shares, representing 98.01%
Withheld from the vote: 802,391 shares, representing 1.99%

May 12, 2016

Richmont Mines Inc.

(s) Mélissa Tardif
Mélissa Tardif
Lawyer and Corporate Secretary